liv.
life

LIV IS IMPROVING LIVES GLOBALLY THROUGH DAILY, CUSTOM-AI ENHANCED, PREVENTATIVE HEALTH MENTORSHIP BY HUMANS FOR HUMANS.


0.5 BILLION
1 BILLION
2.1 BILLION
3.1 BILLION
1990
2017
2050
2100

**GLOBAL POPULATION 60+**

Source United Nations

# THE PROBLEM

Our healthcare systems are on the brink of collapse, burdened by an escalating crisis of an overweight, isolated, and aging population excessively dependent on prescription drugs.

This horrifying reality, which is only getting worse, not only strips individuals of their quality of life but also catapults healthcare costs to terrifying heights, threatening to cripple our global financial stability.

# HEALTH CARE COST ANNUAL (US)


$200.0000
$14,000
$7,000
$3000
Under 18
45-64
65-85
Dialysis Patient with Full Care

# THE IMPACT

Cardiovascular diseases, including heart disease and stroke, coupled with diabetes, represent substantial contributors to healthcare costs in the United States. It is estimated that these conditions combined account for approximately 25-30% of total healthcare expenditures.

**The US spends $1.5 Trillion Per Year on Largely Preventable Diseases**



# THE SOLUTION

LIV-Life is pioneering a health revolution. Harnessing the synergy of AI and human expertise, we enable individuals to take control of their aging journey.

Our emphasis on holistic wellness, personalized lifestyle changes, and nurturing overall well-being turns the healthcare crisis on its head. With LIV-Life, aging is no longer about decline but vitality and living fully. We're not just extending lifespans; we're transforming lives.



# THE LIV-CUSTOM AI

Harnessing the power of cutting-edge AI technology, LIV-Life offers a transformative health and wellness experience like no other. Our Custom AI (Based on a custom version of ChatGPT), unique to each client, is a relentless personal health companion, curating and adapting health strategies in real-time.

With the capacity to synthesize individual health data, preferences, and goals, our AI guides clients on their wellness journey, achieving optimal health and longevity. LIV-Life's Custom AI is not just personal; it's completely personalized, pioneering an unprecedented revolution in the landscape of health care.



# THE BENEFITS

Equipped with our Custom AI, a LIV-Life coach transcends conventional healthcare boundaries at a fraction of the cost.

Available 24/7 in any language, the AI absorbs an ocean of ever-evolving medical knowledge, detecting intricate health correlations beyond human capability. Harnessing client-specific health data, it offers insightful, unbiased guidance. This cutting-edge AI, paired with the empathy of a coach, reimagines holistic health, making it more accessible, precise, and personalized.

LIV- Goes Far Beyond Human Capabilities.

# WHAT MAKES US DIFFERENT?

- HUMAN FIRST-We blend cutting-edge technology with a human empathy interface.
- NO TECHNOLOGY RISK- We are building rapidly upon existing technologies, we focus on training our coaches to use AI regardless of changes in Technology.
- Our business model offers a promising career path for our coaches, empowering them with essential tools for growth.
- We focus on a largely underserved but affluent demographic, reaching populations often neglected by traditional health and wellness services.
- LIV-Life operates in multiple languages, breaking down linguistic barriers to address this global challenge.
- Our unique integration of online and offline experiences, exemplified through our wellness resorts, embodies our comprehensive approach.

# OUR REVENUE MODEL

- **Basic Subscription:** Personalized obesity and anti-aging programs.
- **Premium Subscription:** 24/7 health coach access.
- **Individual Consultations:** One-on-one expert consultations. Cross, and Up-Selling
- **Partnerships and Affiliates:** Strategic collaborations for exclusive subscriber discounts and referral commissions.
- **Retreats:** Holistic obesity treatment and anti-aging wellness retreats.
- **Advertising:** Potential revenue through partnerships with health, wellness, and skincare companies.
- **Data Monetization:** Anonymized data utilization for research and market analysis.
- **Digital Products:** Ebooks, courses, and merchandise focused on obesity management, health and anti-aging.

# THE GLOBAL MARKET


COMBINED GLOBAL HEALTH,
ANTI-AGING,
AND WELLNESS MARKET
$10 Trillion
$4,2 Trillion
$2 Trillion
$1 Trillion
1960
1990
2018
2030

Navigating a burgeoning multitrillion-dollar global health, wellness, and anti-aging market, LIV-Life is poised to capitalize on an unmatched opportunity. As the world's aging population grows, coupled with a shift towards proactive healthcare, this market is projected to grow exponentially.

Leveraging our unique, AI-driven health solutions, we tap into the surging demand of health-conscious consumers.
With an estimated market value soaring to $10 trillion by 2030, we stand ready to lead the charge in this profitable health revolution.

# THE TEAM

## LIV EMBRACES A GLOBAL, REMOTE-FIRST STRATEGY, LEVERAGING A DIVERSE NETWORK OF CONTRACTORS.



**Matthew Vitamante**| Chief Executive Officer

Financial Professional with a proven track record in investing into and growing early stage companies. Decade Long Bio-Hacker and Fitness Enthusiast.



**Julien Uhlig**| Key-Investor and Advisor

Impact Technology Investor and Executive with a Long Track Record in Fundraising and Project Management for private and government-backed development programs and companies.



**Sajad Zalzada M.D.**| MEMBER OF THE BOARD

Medical Doctor with a focus on Anti-Aging. Succesful Co-Founder of Ageless RX, US based premiere anti-aging plattform.



**Bianca Rabi**| LIV- Coaching Plattform

As an education veteran with a specialized focus on online learning, I am the driving force behind Oppida, one of the leading platforms in digital education.



**Burkhard Langemann**| Psychologist

Drawing from two decades of experience in psychology, I breathe life into a flourishing yoga coaching enterprise in the tranquil oasis of Bali.



**Sebastian**| Software Engineer

Seasoned software engineer, artfully blending code and innovation to sculpt cutting-edge digital solutions.

# THE CUSTOMER JOURNEY

1. **Onboarding:** Start your journey with daily human interactions through audio or video calls.

2. **Custom AI Integration:** A dedicated AI partner curates your personalized health regimen based on meticulously selected health information.

3. **Optimization Over Time:** Nutrition, exercise, supplements, and medications are progressively tailored to your distinct goals and needs.

4. **Increasing Precision:** As the AI learns more about you, its advice becomes increasingly accurate and personalized.

5. **Annual Detox and Rejuvenation:** Each year, participate in an intensive one-month detox and rejuvenation program in Bali (and future destinations) to rewind your biological clock and boost your health for theyear ahead.

# THE ROADMAD

LIV-Life is already a fully operational system. While clients can easily sign up now, we're continuously enhancing our platform with new features and automation in the upcoming weeks, all aimed at further improving scalability and user experience.

**Q1 2023**
LIV-LIFE Becomes a Six Language Health Platform

**Q2 2023**
LIV-LIFE First Custom AI is Released in Beta

**Q3 2023**
LIV-LIFE V1.0 including App to be Released

**Q4 2023**
LIV-LIFE V2.0 including App to be Released LIV-ACADEMY in Place



# Thank You

## Contact Information

www.liv-life.co
ir@liv-life.ai